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BB 4/29



03054259

UNITED STATES
:URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52194

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Midas Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6820 Manchester Blvd., Suite 145
(No. and Street)

Buena Park, (City) California (State) 90621 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert J. Wilson (713) 439-7979
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Malone & Bailey, PLLC
(Name – *if individual, state last, first, middle name*)

5444 Westheimer, Suite 2080 (Address) Houston, (City) Texas (State) 77056 (Zip Code)



APR 24 2003
180

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 01 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Robert J. Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Midas Securities, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public


BRENDA G. HERA
MY COMMISSION EXPIRES
APRIL 27, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Statement of Cash Flows
- X (p) Statement of exception of 15c3-3

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Midas Securities, LLC
(Formerly Liquidgreen Brokerage Services, LLC)

FINANCIAL STATEMENTS

As of December 31, 2002

MALONE & BAILEY, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

5444 WESTHEIMER RD., SUITE 2080
HOUSTON, TEXAS 77056
(713) 840-1210
FAX (713) 840-9034
www.malone-bailey.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Midas Securities, LLC (formerly Liquidgreen Brokerage Services, LLC)
Houston, Texas

We have audited the accompanying statement of financial condition of Midas Securities, LLC (formerly Liquidgreen Brokerage Services, LLC). as of December 31, 2002, and the related statements of operations and changes in Member's Capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Midas Securities, LLC. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Malone & Bailey, PLLC

Malone & Bailey, PLLC
Houston, Texas

April 10, 2003

MIDAS SECURITIES, LLC
(Formerly Liquidgreen Brokerage Services, LLC)
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2002

ASSETS

CURRENT ASSETS:		
Cash	$	39,778
Certificate of deposit		21,000
Commission receivable		3,896
Deposit with clearing organization		65,000
Total current assets		129,674
FURNITURE AND EQUIPMENT, net of accumulated depreciation of $82,103		354,504
DEPOSIT		41,423
Total assets	$	525,601

LIABILITIES AND MEMBER'S CAPITAL

CURRENT LIABILITIES:		
Accounts payable	$	33,945
MEMBER'S CAPITAL		491,656
Total liabilities and member's capital	$	525,601

See summary of accounting policies and notes to financial statements.

MIDAS SECURITIES, LLC
(Formerly Liquidgreen Brokerage Services, LLC)
STATEMENT OF OPERATIONS AND
CHANGES IN MEMBER'S CAPITAL
Year Ended December 31, 2002

	2002
Commission income	$ 134,482
Operating Expenses:	
General and administrative	290,625
Payroll and related expenses	175,477
Quotation fees	123,547
Consulting	161,319
Clearing fees	104,482
Depreciation	82,103
Commissions	22,541
Total expenses	960,094
Net operating loss	(825,612)
Other income:	
Interest income	168
Net loss	(825,444)
Beginning Member's Capital	6,570
Capital Contributed by Members	1,343,100
Return of Capital to Members	(32,570)
Ending Members Capital	$ 491,656

See summary of accounting policies and notes to financial statements.

MIDAS SECURITIES, LLC
(Formerly Liquidgreen Brokerage Services, LLC)
STATEMENT OF CASH FLOWS
Year Ended December 31, 2002

OPERATING ACTIVITIES:	
Net loss	$ (825,444)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	82,103
Changes in operating assets and liabilities:	
Commission receivable	(2,510)
Deposits	(106,423)
Accounts payable	32,945
Net cash used in operating activities	(819,329)
INVESTING ACTIVITIES:	
Purchase of furniture and equipment	(436,607)
Certificate of deposit	(21,000)
Net cash used in investing activities	(457,607)
FINANCING ACTIVITIES:	
Member contributions	1,343,100
Distributions to members	(32,570)
Net cash provided by financing activities	1,310,530
NET INCREASE IN CASH	33,594
CASH, beginning of period	6,184
CASH, end of period	$ 39,778
SUPPLEMENTAL CASH FLOW INFORMATION:	
Interest paid	$ -

See summary of accounting policies and notes to financial statements.

MIDAS SECURITIES, LLC
(Formerly Liquidgreen Brokerage Services, LLC)
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Midas Securities, LLC (formerly Liquidgreen Brokerage Services, LLC) ("Company") is a broker dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company is a Delaware Limited Liability Company that was acquired by MidasTrade.com; a U.S. publicly traded company in March 2002 and changed its name to Midas Securities, LLC. The Company is an introducing broker with accounts processed by Computer Clearing Services, Inc. The company provides broker dealer services to investors in Korea and Hong Kong who want to invest in the United States markets.

Cash and cash equivalents

The Company considers as cash all liquid securities with maturities of three months or less.

Certificate of Deposit

The Company purchased a one-year certificate of bearing interest at 2.48% which matures May 7, 2003. The Certificate of Deposit is collateral for a $21,000 stand by letter of credit with a bank that matures May 6, 2003. As of December 31, 2002 no funds had been drawn under the letter of credit.

Income taxes

The Company is a Limited Liability Company taxed as a partnership. All taxable income and all operating losses flow through to the members. Accordingly, there is no provision for income taxes.

Commissions

Commissions are recorded on a trade-date basis as securities transactions occur.

Furniture and Equipment

Depreciation is calculated on a straight-line basis using estimated useful lives of three to five years. Furniture and equipment consisted of the following as of December 31, 2002:

Computer equipment	$ 423,094
Furniture	13,513
	436,607
Less: accumulated depreciation and amortization	(82,103)
	$ 354,504

MIDAS SECURITIES, LLC
(Formerly Liquidgreen Brokerage Services, LLC)
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - NET CAPITAL REQUIREMENTS

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1. At December 31, 2002, the Company had net capital of $95,729 and a net capital requirement of $30,000. The Company's ratio of aggregate indebtedness to net capital was 35% at December 31, 2002.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)ii by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

NOTE D – MEMBERS CAPITAL

During 2002, the Parent contributed $1,343,100 in cash to the Company.

During 2002, the Company distributed $32,570 in cash to members.

NOTE E – COMMITMENTS

The Company pays for office space in California and an apartment in Korea that are leased by a company owned by the Company's parent. Rent expense totaled $63,661 for 2002.

MIDAS SECURITIES, LLC
(Formerly Liquidgreen Brokerage Services, LLC)
SCHEDULE I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

	2002
NET CAPITAL	
Member's Equity	$ 491,656
Deduct member's equity not allowable	–
Net qualified member's equity	491,656
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital	–
Other adjustments	–
Total capital and allowable subordinated liabilities	491,656
Deductions for assets not readily convertible to cash	(395,927)
Net capital before haircuts on securities position	95,729
Other securities adjustments	–
NET CAPITAL	$ 95,729
AGGREGATE INDEBTEDNESS	
Items included in the balance sheet	$ 33,945
Other	–
Total aggregate indebtedness	$ 33,945
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 30,000
Minimum dollar net capital required	–
Net Capital Required	$ 30,000
Excess Net Capital	$ 65,729
Percentage Aggregate Indebtedness to Net Capital	35%

Note: The above agrees with the Company's Computation
(included in Part II of Form X-17a-5).

MIDAS SECURITIES, LLC
(Formerly Liquidgreen Brokerage Services, LLC)
Exemptive Provision Under Rule 15c3-3
As of December 31, 2002

The Company is exempt from Rule 15c3-3 based upon paragraph (K)(2)(ii).

MALONE & BAILEY, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
5444 WESTHEIMER RD., SUITE 2080
HOUSTON, TEXAS 77056
(713) 840-1210
FAX (713) 840-9034
www.malone-bailey.com

Independent Auditor's Report on Internal Accounting Control
Required by SEC Rule 17a-5

To the Board of Directors
Midas Securities, LLC (formerly Liquidgreen Brokerage Services, LLC)
Houston, Texas

In planning and performing our audit of the financial statements of Midas Securities, LLC (formerly Liquidgreen Brokerage Services, LLC) for the year ended December 31, 2002, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition

and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Malone & Bailey, PLLC
Houston, Texas

April 10, 2003